P.E.
8/1/02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail:wkennedy@revprop.com
http://www.revprop.com

Contact: William I. Kennedy
President

June 28, 2002

MORGUARD CORPORATION AGREES TO BUY COMMON SHARES FROM MARK M. TANZ

TORONTO, June 28, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that it has been advised by Morguard Corporation ("Morguard"), formerly known as Acktion Corporation, that Morguard has entered into an agreement to purchase 23,025,000 common shares of RPCL from Mark M. Tanz. The transaction is expected to close on July 31, 2002. On the closing of this transaction, Morguard and its wholly owned subsidiary 3391361 Canada Inc., will own in aggregate approximately 76% of RPCL's issued and outstanding shares.

Mr. Tanz will remain a director of RPCL.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties in Canada. Additional information can be obtained on the Internet at http://www.revprop.com.

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